UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No.  )*

QuantaSing Group Limited

(Name of Issuer)

Class A ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

74767N107**

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
**	This CUSIP number applies to the American Depositary Shares (“ADSs”) of QuantaSing Group Limited (the “Issuer”). Each ADS represents three Class A ordinary shares, par value US$0.0001 per share, of the Issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74767N107**	13G	Page 1 of 7 Pages

1	Names of Reporting Persons Ching Chiu

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Hong Kong Special Administrative Region of the People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 8,860,167 Class A ordinary shares (1)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 8,860,167 Class A ordinary shares (1)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,860,167 Class A ordinary shares (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 5.2% (2)

12	Type of Reporting Person IN

(1)	Represent 8,860,167 Class A ordinary shares in the form of ADSs directly held by VM EDU Fund I, L.P. The general partner of VM EDU Fund I, L.P. is VM EDU Fund GP, LLC. VM EDU Fund GP, LLC is wholly owned by Ching Chiu.

(2)	The percentage is based upon 169,454,104 ordinary shares of the Issuer as a single class, being the sum of (i) 119,595,055 Class A ordinary shares and (ii) 49,859,049 Class B ordinary shares issued and outstanding as of October 18, 2023, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s annual report for the fiscal year ended June 30, 2023, furnished to the United States Securities and Exchange Commission on Form 20-F on October 27, 2023. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

CUSIP No. 74767N107**	13G	Page 2 of 7 Pages

1	Names of Reporting Persons VM EDU Fund GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 8,860,167 Class A ordinary shares (1)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 8,860,167 Class A ordinary shares (1)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,860,167 Class A ordinary shares (3)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 5.2% (4)

12	Type of Reporting Person CO

(3)	Represent 8,860,167 Class A ordinary shares in the form of ADSs directly held by VM EDU Fund I, L.P. The general partner of VM EDU Fund I, L.P. is VM EDU Fund GP, LLC.

(4)	The percentage is based upon 169,454,104 ordinary shares of the Issuer as a single class, being the sum of (i) 119,595,055 Class A ordinary shares and (ii) 49,859,049 Class B ordinary shares issued and outstanding as of October 18, 2023, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s annual report for the fiscal year ended June 30, 2023, furnished to the United States Securities and Exchange Commission on Form 20-F on October 27, 2023. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

CUSIP No. 74767N107**	13G	Page 3 of 7 Pages

1	Names of Reporting Persons VM EDU Fund I, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 8,860,167 Class A ordinary shares (3)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 8,860,167 Class A ordinary shares (3)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,860,167 Class A ordinary shares (5)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 5.2% (6)

12	Type of Reporting Person PN

(5)	Represent 8,860,167 Class A ordinary shares in the form of 2,953,389 ADSs directly held by VM EDU Fund I, L.P.

(6)	The percentage is based upon 169,454,104 ordinary shares of the Issuer as a single class, being the sum of (i) 119,595,055 Class A ordinary shares and (ii) 49,859,049 Class B ordinary shares issued and outstanding as of October 18, 2023, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s annual report for the fiscal year ended June 30, 2023, furnished to the United States Securities and Exchange Commission on Form 20-F on October 27, 2023. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

CUSIP No. 74767N107**	13G	Page 4 of 7 Pages

Item 1(a).	Name of Issuer: QuantaSing Group Limited
Item 1(b).	Address of Issuer’s Principal Executive Offices: 2/F, Building D, Ronsin Technology Center Chaoyang District Beijing 100102 People’s Republic of China
Item 2(a).	Name of Person Filing: This Schedule 13G is being jointly filed by: Ching Chiu, VM EDU Fund GP, LLC, and VM EDU Fund I, L.P. (collectively, the “Reporting Persons”).
Item 2(b).	Address of Principal Business Office, or, if none, Residence:
The address of the Reporting Persons is 1407 Parkview Place, 2 East 4th Ring Rd, Chaoyang District, Beijing 100016, People’s Republic of China.
Item 2(c).	Citizenship:

Ching Chiu	A Hong Kong citizen
VM EDU Fund GP, LLC	Cayman Islands limited company
VM EDU Fund I, L.P.	Cayman Islands exempted limited partnership

Item 2(d).	Title of Class of Securities: Class A ordinary shares, par value US$0.0001 per share
Item 2(e).	CUSIP No.: 74767N107. This CUSIP number applies to the ADSs of the Issuer. Each ADSs represents three Class A ordinary shares.

Item 3.	Not Applicable.

CUSIP No. 74767N107**	13G	Page 5 of 7 Pages

Item 4.	Ownership

The following information with respect to the ownership of Class A ordinary shares of the Issuer by the Reporting Persons filing this statement on Schedule 13G was provided as of December 31, 2023.

Reporting Persons	Shares Held Directly		Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class(1)
Ching Chiu	8,860,167	(2)	8,860,167	0	8,860,167	0	8,860,167	5.2%
VM EDU Fund GP, LLC	8,860,167	(2)	8,860,167	0	8,860,167	0	8,860,167	5.2%
VM EDU Fund I, L.P.	8,860,167	(2)	8,860,167	0	8,860,167	0	8,860,167	5.2%

(1)	Calculation is based on 169,454,104 ordinary shares of the Issuer as a single class, being the sum of (i) 119,595,055 Class A ordinary shares and (ii) 49,859,049 Class B ordinary shares issued and outstanding as of October 18, 2023, assuming conversion of all Class B ordinary shares into Class A ordinary shares, as reported in the Issuer’s annual report for the fiscal year ended June 30, 2023, furnished to the United States Securities and Exchange Commission on Form 20-F on October 27, 2023. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(2)	Represent 8,860,167 Class A ordinary shares in the form of ADSs directly held by VM EDU Fund I, L.P. The general partner of VM EDU Fund I, L.P. is VM EDU Fund GP, LLC. VM EDU Fund GP, LLC is wholly owned by Ching Chiu.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certifications

Not applicable

CUSIP No. 74767N107**	13G	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2024

Ching Chiu

/s/ Ching Chiu

VM EDU Fund GP, LLC

By:	/s/ Ching Chiu
Name: Ching Chiu
Title: Manager

VM EDU Fund I, L.P.

By:	/s/ Ching Chiu
Name: Ching Chiu
Title: Manager, for and on behalf of VM EDU Fund GP, LLC, General Partner

CUSIP No. 74767N107**	13G	Page 7 of 7 Pages

EXHIBIT INDEX

Exhibit No.

99.1	Joint Filing Agreement